July 10, 2014

RE: Cash offer for your Monogram investment ( Behringer Harvard Multifamily REIT I, Inc.)

Dear Fellow Shareholder,

You may have recently read that Behringer Harvard Multifamily REIT I has been renamed “Monogram Residential Trust” and that its share repurchase program has been oversubscribed.  While the share repurchase program is currently not a viable option for shareholders who wish to sell, for a limited time you can still sell your shares in our tender offer!  CMG will pay you $5.00 per Share in cash.  Please note that our offer expires on August 22, 2014, and therefore you will need to deliver the assignment agreement to us by that date you want to sell.

Monogram’s share redemption program is oversubscribed (2.4 million shares in unfulfilled redemption requests) and the shares are not listed on any exchange (and the company indicates that they won’t be for at least 2-4 years), resulting in very limited liquidity.  If you want or need your cash, this offer provides you with the ability to sell your Shares. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. Moreover, transactions through CMG are normally completed in less time than an auction sale.  If you sell to us, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. If available to you, please also include a copy of a recent account statement concerning your REIT Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Monogram’s transfer agent.  There are no financing contingencies with this offer. Please carefully read the Agreement of Assignment and Transfer, as well as the Offer which is available at our website (www.cmginvestments.com/monogram.pdf), at the SEC’s EDGAR website, and for free by calling the number below. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by August 22, 2014 if you wish to take advantage of this offer.

There is limited trading of Monogram in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported trades of Shares on secondary auction markets between $7.38-$7.66 per Share and $6.82-$7.47 per Share, respectively, in the most recent issues (Mar/April 2014 and Spring 2014, respectively).  However, auction trades can be burdensome and typically involve substantial fees and commissions. Monogram’s share repurchase program had last been repurchasing shares at $8.53 per share—which exceeds our offer price.  However, as noted, this program has been oversubscribed to a degree that prevents the redemption of all shares submitted—in the 4th Quarter, only about 20% of each requesting shareholder’s shares were repurchased.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  Please also include a copy of your REIT statement to assist in the completion of the transaction.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.

CMG is not affiliated with Monogram or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 8,500,000 Shares, or 5.04% of the total shares outstanding, and will expire at 5:00 P.M. PST on August 22, 2014.

Shortly, you should receive a letter from Monogram regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from Monogram or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including but not limited to the following:

•           Our offer price was determined by applying a 50% liquidity discount to our own estimated appraised value, although we are not qualified real estate appraisers.  Whether or not our estimate is correct, we believe that the company’s shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets were to occur.

•           Any and all dividends paid or payable to you by the company on or after August 22, 2014, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.